International Commercial Television Inc. (a US publicly traded company)

Corporate Headquarters:
299 Madison Avenue N.
Suite C
Bainbridge Island, WA
98110
Phone: 206-780-8203
Fax: 206-780-8302

Operation Headquarters:
487 Devon Park Drive
Suite 212
Wayne, Pa. 19087
Phone: 484-598-2300
Fax: 484-598-2301

International Operations:
980 1St West
Suite #207
North Vancouver, B.C.
V7P 3N4
Phone: 604-903-5806
Fax: 604-903-5801

March 23, 2010

Adam Phippen
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	International Commercial Television, Inc. (the “Company”)
Amendment No. 1 to Form 8-K filed March 9, 2010
File No. 0-49638

Dear Mr. Phippen:

In response to your comment letter dated March 11, 2010, we believe that our financial statements as of and for the three months ended March 31, 2008, and as of and for the three and six months ended June 30, 2008, can still be relied upon because the expected adjustments to those financial statements as discussed in our Form 8-K/A filed March 9, 2010 are not deemed to be material based upon our information to date.

Sincerely,

/s/ Kelvin Claney
Chief Executive Officer